77C.  Submission of Matters to a Vote of Security Holders

      Special Meeting of Shareholders Held April 15, 2005:

      On April 15, 2005, a Special Meeting of Shareholders of the Total Return Core Fund was held in order to vote on the approval of a new management agreement with Markman Capital Management, Inc. Shareholders of the Total Return Core Fund voted in favor of the proposal as follows:

      APPROVAL OF NEW MANAGEMENT AGREEMENT:

                               Number of Shares
         ----------------------------------------------------------
              For                  Against               Abstain
              ---                  -------               -------
         2,593,046.227           433,000.704            40,098.006